Exhibit 99.1

NEWS RELEASE

January 8, 2008

ARC ENERGY TRUST ANNOUNCES TWO NEW GAS DISCOVERIES AND A LARGE LAND ACQUISITION IN THE DAWSON AREA

CALGARY, January 8, 2008 (AET.UN and ARX - TSX)  ARC Energy Trust (the “Trust” or “ARC”) announced today two new gas discoveries and a significant increase in its land holdings in the Dawson area of British Columbia.  Concurrently, ARC also announced a $40 million increase to its 2008 capital budget.  Key highlights include:

•                  The West Dawson 4-12-79-16W6 discovery well encountered over 75 meters of greater than three per cent porosity gas bearing rock in the Montney formation and tested multiple intervals of commercial quantities of gas.  The new well provides a significant western extension to ARC’s Montney gas exposure at Dawson.

•                  The Sunrise 9-13-78-18W6 discovery well encountered 150 meters of greater than three per cent porosity gas bearing rock in the Montney formation.  Although untested at this time, ARC believes the well confirms the presence of a large gas resource associated with our Sunrise lands.

•                  Since August 2006, ARC has spent $100 million to acquire 44,000 net acres [68 net sections] of land in the Dawson area, bringing ARC’s total land holdings in the area up to approximately 90,000 net acres [138 net sections.]  Included in this number are 57,000 net acres [87 net sections] of undeveloped acreage that ARC believes to be highly prospective for Montney gas.

•                  A $40 million increase to the 2008 capital budget targeted at delineating and developing the new fields.  The increased budget is expected to lead to production in future years, but not in 2008.

John Dielwart, ARC’s President and CEO, said, “This significant expansion of our land holdings in the Dawson area will ensure that ARC remains in the forefront of development of this exciting resource play.  Delineation and development of Sunrise and West Dawson and the evaluation of West Tupper will be a significant focus for ARC in 2008. We have developed considerable expertise with the Montney zone and have spearheaded advances in drilling and completion technology that have reduced the cost of wells and improved the flow rates.  Our best horizontal wells have tested in excess of 10 mmcf per day.  These new lands provide the building blocks to add significant reserves and production in the future. “

ARC entered the Dawson area through its acquisition of Star Oil and Gas in April 2003 that gave it operatorship of the Dawson Montney Gas field.  Since then, ARC has methodically developed the area and increased its land holdings.  December 2007 saw a new milestone in this field, as production at Dawson reached a record 44 mmcf per day following the opening of the Spectra West Doe Gas Plant on December 12, 2007.  This is an 83 per cent increase over the 24 mmcf per day produced in January 2007.  ARC expects to be able to maintain production at current levels through the continued development of the main Dawson field.

Over the past 18 months ARC has significantly expanded its land holdings in the greater Dawson area through the acquisition of strategic acreage.  A total of 44,000 net acres [68 net sections] of both developed and undeveloped acreage has been purchased at Dawson and West Dawson from other industry participants and at crown land sales.  Of this total, 23,000 acres, primarily at Sunrise and West Tupper, have been purchased in the last four months.

During 2007, ARC drilled three wells on the West Dawson lands.  Both the West Dawson 4-12-79-16W6 and the Dawson 6-10-79-15W6 wells encountered over 75 meters of pay in the Montney Formation, using a three per cent porosity cut-off.  At West Dawson, ARC has accumulated a 14 section land block that is contiguous with ARC’s main Dawson lands and is close to existing infrastructure.  During 2008 ARC expects to drill two horizontal wells on these lands.

During the last four months of 2007, ARC purchased 15 sections of land (approximately 10,000 net acres) and drilled the Sunrise 9-13 discovery well.  To date the well has not been completed but logs indicate a thick, gas bearing Montney interval.  At Sunrise, the Montney porous section is deeper and significantly thicker than at the Dawson field, and has better porosity development than anticipated.  ARC has identified three separate intervals within the Montney that we plan to test.  With the additional porous section and the deeper depth, ARC expects greater gas-in-place on a per section basis than is the case at Dawson.   ARC plans on an extensive test program for the discovery well, the execution of a 3D seismic program and the drilling of additional wells in 2008.

ARC holds a one hundred per cent working interest in the Sunrise and West Dawson lands.  As of January 7, 2008, ARC estimates that these blocks contain a total of greater than one trillion cubic feet of Discovered Gas Resource.(1)  Testing and drilling of additional wells will be required to confirm the economic viability of this resource and construction of additional infrastructure will be required to bring this gas on production.

Not included in our Discovered Gas Resource estimate are an additional 13,000 acres of 100 per cent interest land in the West Tupper region just west of the Swan Lake gas field that were also purchased in the last four months of 2007.  These new lands are within an area that is highly prospective for the Montney, which has recently been the focus of considerable industry activity and as such, ARC would expect these lands to add gas resources in the future.  The first exploratory well will be drilled on this new land block in 2008.

(1) Discovered Resources are defined as the quantity of hydrocarbons that are estimated to be contained within a known accumulation.  Discovered Resources are divided into economic and uneconomic portions, with the estimated future recoverable portion classified as reserves and contingent resources.  There is no certainty that it will be economically viable or technically feasible to produce any portion of this Discovered Resource.  However, analogous developments in the ARC Dawson field and the EnCana Swan Lake field have proved to be economic.  The resource is not currently classified as reserves or contingent resources as further drilling is required to define the aerial extent of the play and further testing is required to confirm formation deliverability potential.  ARC believes its current estimate of this resource, if proven to be correct, will be sufficient to justify full economic development and production assuming the current commodity price and regulatory environments prevail.

2008 Budget Increased:

To accelerate the exploitation of the new lands and discoveries, ARC has increased its 2008 capital budget by $40 million, with all of the increase earmarked for the Montney resource play.  ARC plans to shoot 3D seismic and drill multiple vertical wells and horizontal wells on the newly acquired lands during 2008.  This brings the total capital budgeted for the greater Dawson area to approximately $85 million for 2008.

“The $40 million increase reflects our commitment to expediting the development of these new lands that are in the heart of a major resource play development” stated Mr. Dielwart.  “With our experience at Dawson we’ve dramatically improved our completion techniques and plan to apply these learnings to the new lands. Recent offsetting land sales in the area set new records for purchases in British Columbia that highlight industry expectations for this area.  While ultimate pool size is still unknown, the potential exists to more than double production in this core area.”

Revised Budget Information:

The budgeted capital expenditures for 2008, by type are:

($ million)	2006 (Actual)	2007 (Estimate)	2008 (Budget)
Development drilling	225	217	225
Facilities & pipelines	36	27	26
Maintenance	8	19	23
Optimization	11	8	17
Land	32	75	15
Seismic	9	6	14
Other	12	10	13
Natural gas from coal (NGC)	14	8	18
Enhanced Oil Recovery (strategic)	—	4	13
Exploration	17	16	31
Total	364	390	395

Operated Wells Drilled (gross)

	2006(Actual)	2007(Estimate)	2008(Budget)
Natural gas wells	222	179	210
Oil wells	72	97	100
Total	294	276	310

Capital Budget by Area:

($ million)	2006(Actual)	2007(Estimate)	2008(Budget)
Northern Alberta and British Columbia	166	227	169
Drayton Valley	30	32	41
Central Alberta	44	23	35
Southeast Alberta & Southwest Saskatchewan	51	35	34
Southeast Saskatchewan & Manitoba	54	50	71
Redwater	14	13	32
Corporate	5	10	13
Total	364	390	395

Alberta Total	213	205	218
Saskatchewan and Manitoba Total	81	53	93
British Columbia Total	70	132	84

Fourth Quarter Production Volumes and Other Items

With the delayed start-up of the West Doe gas plant, ARC expects its fourth quarter volumes to be approximately 63,8000 boe per day with an exit rate for the last week of December of approximately 65,000 boe per day.  ARC estimates that capital expenditures for 2007 will be approximately $390 million as the $40 million spent on land acquisitions in the fourth quarter was an unbudgeted item,

ARC is also pleased to announce that it has entered into a 13 year lease beginning in 2010 for office space in Jamieson Place, an environmentally conscious office building currently under construction in downtown Calgary.

Conference Call - Wednesday, January 9, 2008

ARC will host a conference call, Wednesday, January 9, 2008, starting at 8:30 a.m., Mountain Time (10:30 a.m. Eastern Time), to discuss the discoveries and the increase to its 2008 budget.  To participate in the conference call, please dial (416) 644-3415 (Toronto) or (800) 733-7560 at least 10 minutes prior to the start of the call.

An archived recording of the call will be available from approximately 10:30 a.m. Mountain Time on January 9, 2008 until midnight January 23, 2008 by dialing 416-640-1917 (Toronto) or 877-289-8525 and entering access code 21258951#.

This press release contains forward-looking statements as to the Trust’s internal projections, expectations or beliefs relating to future events or future performance, including the Trust’s Detailed Guidance for 2008 and the amount and type of 2008 budgeted capital expenditures set forth herein. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future capital expenditures and future exploration, development and operating results and various components thereof or the economic performance of ARC Energy Trust (“ARC” or “the Trust”). The projections, estimates and beliefs contained in such forward-looking statements are based on management’s assumptions relating to the production performance of ARC’s oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2008 and 2009 and the continuation of the current regulatory and tax regime in Canada and future exploration and development results, and necessarily involve known and unknown risks and uncertainties, including the business risks discussed in managements discussion and analysis and ARC’s annual information form, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

ARC Energy Trust is one of Canada’s largest conventional oil and gas royalty trusts with an enterprise value of approximately $5.2 billion.  The Trust currently produces approximately 63,000 barrels of oil equivalent per day from five core areas in western Canada.    ARC Energy Trust trades on the TSX under the symbol AET.UN.

Note: Barrels of oil equivalent (BOE’s) may be misleading, particularly if used in isolation.  In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC RESOURCES LTD.

John P. Dielwart,

President and Chief Executive Officer

For further information contact:

Investor Relations, E-mail: ir@arcresources.com

Telephone: (403) 503-8600	Fax: (403) 509-6417	Toll Free 1-888-272-4900

ARC Resources Ltd.

2100, 440 - 2nd Avenue S.W., Calgary, AB  T2P 5E9

www.arcenergytrust.com